Filed Pursuant to Rule 433

Dated December 14, 2005

Registration Statement No. 333-128554

FREE WRITING PROSPECTUS DATED DECEMBER 14, 2005

20,000,000 Shares
Republic Property Trust

This Free Writing Prospectus relates only to the securities described above and should only be read together with the preliminary prospectus, dated December 14, 2005, included in the Registration Statement on Form S-11 (Registration No. 333-128554) relating to these securities.

Accounting Changes Included in Recent Amendments to Registration Statement

On December 13, 2005 and December 14, 2005, Republic Property Trust, or “Republic,” filed amendments to its registration statement on Form S-11, or the “Registration Statement,” which reflected, among other things, changes in Republic’s accounting treatment for certain of the Formation Transactions (as defined in the Registration Statement) based upon comments received from the Staff of the Securities and Exchange Commission.  In particular, in the preliminary prospectus dated November 29, 2005 relating to the offering, the management and development arrangements to be acquired by Republic in the Formation Transactions were reflected at their historical costs, whereas Republic is now accounting for such acquisition as a purchase of these arrangements at their fair value. Conversely, in the preliminary prospectus dated November 29, 2005, Republic’s exchange of the real property and other assets of RKB Washington Property Fund I L.P., or the Fund, was reflected at fair value, whereas such assets are now accounted for at their historical cost as the Fund is considered the acquirer in the Formation Transactions.  These changes in accounting treatment result in the following:

•                                          Management Agreements – Initial Properties.  Republic expects to incur a one-time non-cash expense equal to the value, based upon the initial public offering price of Republic’s common shares in the offering, of 266,629 OP Units that will be issued to affiliates of Republic’s founders in connection with Republic’s acquisition of management agreements for its initial properties.  This one-time non-cash expense will be recorded in the quarter in which the offering is completed, currently expected to be the fourth quarter of 2005.  This expense will not be added back to the calculation of Republic’s funds from operations, or FFO, in that quarter.

•                                          Management and Development Services Agreements – Third Party Properties.  Republic expects to amortize in future reporting periods an intangible asset recorded at fair value which is being acquired for 215,563 OP Units issued to affiliates of Republic’s founders in connection with Republic’s acquisition of management and development services agreements relating to third party properties.  Republic currently estimates that the amortization periods for the management and development contracts will be 4.8 years and 1.6 years, respectively, and that the aggregate amortization charge for these intangibles will be approximately $840,000 in fiscal 2006.  This amortization charge will not be added back to the calculation of Republic’s FFO in future reporting periods.

•                                          The Fund Properties.  Republic’s pro forma financial statements as of and for the year ended December 31, 2004 and as of and for the nine months ended September 30, 2005 have been revised to reflect the net assets to be exchanged by the Fund in the Formation Transactions at the historical costs of those assets rather than their fair value.  Accordingly, Republic’s pro forma total assets as of September 30, 2005 have been reduced from approximately $605.8 million to approximately $492.3 million as a result of this change.  In addition, the dilution in pro forma net tangible book value per share to new investors calculated as discussed under the heading “Dilution” in the Registration Statement has increased from $1.59 to $5.61.  The recording of the Fund’s assets at historical cost has a favorable impact on net income in the pro forma periods through a reduction in depreciation and amortization resulting from the lower asset base.  FFO for the nine months and one year pro forma periods is reduced by $289,000 and $286,000, respectively, primarily due to reduced rental revenue from not applying purchase accounting.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462.

The most recent registration statement (including a prospectus) can be accessed through the following link:  http://www.sec.gov/Archives/edgar/data/1335686/000110465905060645/a05-16242_1s11a.htm

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.